Filed by: Brookfield Infrastructure Corporation

(Commission File No. 001-39250)

and

Brookfield Infrastructure Partners L.P.

(Commission File No. 001-33632)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Inter Pipeline Ltd.

Brookfield Infrastructure Responds to Inter Pipeline Press Release and Files Notice of Variation, Change and Extension of the Terms of the Offer to Purchase Inter Pipeline Ltd. for Aggregate Consideration of C$19.75 per Share

Offer Highlights

•

Aggregate cash and share-based consideration totalling C$19.75[1] per Inter Pipeline Ltd. (TSX: IPL) (“IPL” or the “Company”) share representing a 4.4% premium to the Pembina Pipeline Corporation (“Pembina”) share-based offer valued at C$18.91 per share (the “Alternative Transaction”) as of market close on June 1, 2021.

•	Cash component of the Offer represents 74% of the total consideration, compared to zero in the Alternative Transaction.

•	Brookfield Infrastructure has received all key regulatory and anti-trust approvals and our Offer is open for Tender until June 22nd with take-up and payment within three business days thereafter.

•	Preserves significant local Canadian jobs compared to IPL’s alternative cost synergy-driven transaction.

Brookfield, News, June 4, 2021 – Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”) has filed a notice of variation, change and extension (the “Notice of Variation”) in respect of the offer commenced on February 22, 2021 (such varied offer, the “Offer”) to acquire all of the outstanding common shares of IPL.

Response to IPL Press Release

We note IPL’s press release issued yesterday in which the IPL Board of Directors (“IPL Board”) reiterated their support for the arrangement agreement entered into with Pembina on June 1st in an all-share transaction. We do not believe that any of the justifications provided by the Company outweigh the overwhelming factors laid out in our press release of June 2nd supporting the superiority of our 74%/26% cash/share offer when compared to the all-share, Alternative Transaction. We also would note the following omissions from the IPL Board’s analysis:

•

As IPL’s largest shareholder, with 9.75% ownership of IPL shares and a total economic interest in the Company of 19.65%, we are not supportive of the all-share, Alternative Transaction and intend to vote against it. In the event the Alternative Transaction is successful, Brookfield Infrastructure will become a significant shareholder in Pembina with up to an approximately C$1.6 billion economic interest (“Brookfield Block”). Brookfield Infrastructure does not intend to be a long-term investor in Pembina. The Brookfield Block, in addition to the shares then held by event-driven funds and any other institutional shareholders who lack desire to own shares in Pembina, will therefore create a substantial and protracted overhang on Pembina’s shares. The IPL Board and its advisors ought to have considered these obvious factors in making its determination of the value of the all-share consideration offered in the Alternative Transaction.

[1]	Based on assumed 74% cash, 26% share proration and the closing price of the BIPC Shares on the TSX on June 1, 2021.

Brookfield Infrastructure Partners L.P.         1

•

The Alternative Transaction will require a lengthy timeline to closing, accompanied by uncertainty due to numerous conditions to which the Offer from Brookfield Infrastructure is not subject. The Alternative Transaction exposes IPL shareholders’ all-share consideration to a host of risks, which do not appear to have been appropriately evaluated against our Offer by the IPL Board. For example, as of June 1st, the required regulatory and antitrust reviews under the Alternative Transaction were yet to commence and given the overlap between the two companies, we see uncertainty in the outcome and timeline of these reviews. Furthermore, failure to receive certain regulatory approvals would enable Pembina to terminate the transaction without an obligation to pay IPL the reverse termination fee. These considerations, along with typical business environment risks such as commodity price volatility, changes in interest rates and potential tax code changes, expose the all-share consideration to valuation risk due to the protracted closing timeline.

•

We find it highly surprising that the IPL Board would be advocating for an all-share proposal when feedback from the IPL Special Committee and its advisors, during our interactions with them, indicated they favoured an all-cash offer. Were the IPL Board genuinely interested in advocating for share consideration on behalf of shareholders of IPL, they would be required to take into account Brookfield Infrastructure’s long history of generating attractive value for shareholders. The IPL Board made no inquiries regarding the growth opportunities and outlook for Brookfield Infrastructure. We have US$2.3 billion of contracted backlog and are targeting investments of US$2 billion annually in growth initiatives. With the current favourable economic backdrop, we are optimistic we can build upon our strong track record where over the past decade we have been able to grow our dividend by an average of 10% per annum and have generated average annual total shareholder returns of 18%.

	Total Return Over Time
	1 Year	3 Year	5 Year	10 Year
IPL (As of Feb. 10)	-35%	-25%	-9%	59%
PPL (TSX)	18%	1%	29%	163%
BIPC (TSX)	55%	n.a.	n.a.	n.a.
BIP (NYSE)	39%	84%	168%	485%
S&P/TSX Composite	35%	37%	65%	100%
S&P 500 Index	40%	62%	120%	292%

Note: Based on market data as of June 1, 2021, except where otherwise noted.

As we stated in our previous press release on June 2, 2021, we believe IPL’s Board erred in concluding that the Alternative Transaction is a superior proposal for IPL shareholders. This error, combined with the highly favourable terms granted by the IPL Board to Pembina, including an egregious break fee, suggests a prioritization of defeating the Offer over achieving the best outcome for all stakeholders. Regardless, by bringing our Offer forward, IPL shareholders will have the opportunity to decide for themselves with the benefit of full transparency.

Notice of Variation – Offer Consideration

The Notice of Variation and related documents have been filed with the Canadian securities regulators on SEDAR under IPL’s profile at www.sedar.com and will be mailed to all IPL shareholders.

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Under the terms and subject to the conditions of the Offer, as varied by the Notice of Variation, each IPL shareholder will have the ability to elect to receive, per IPL share, either C$19.50 in cash or 0.225 of a Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) class A exchangeable share (“BIPC Share”), subject to pro-ration with maximum cash consideration of approximately C$5.56 billion (representing 74% of the total consideration) and maximum BIPC Shares issued of 23.0 million aggregate shares (representing 26% of the total consideration), respectively. IPL shareholders may elect cash consideration in respect of a portion of their IPL shares and BIPC Shares in respect of a portion of their IPL shares. The share exchange ratio has been calculated based on the closing price of the BIPC Shares on May 28, 2021, consistent with Brookfield Infrastructure’s final proposal presented privately to IPL’s Special Committee. The Offer also includes an option for eligible Canadian shareholders to access a tax deferred rollover in respect of any BIPC Shares received pursuant to the Offer.

In the event of pro-ration, for those eligible shareholders who elect to receive 100% of their consideration in BIPC Shares on a tax-deferred rollover basis, the 23.0 million maximum BIPC Shares issuable under the Offer would be increased up to an incremental 8 million BIPC Shares (with such incremental shares priced at the fair market value as of the expiry date of the Offer, in lieu of cash) to ensure every eligible shareholder who may elect to receive 100% of their consideration in BIPC Shares on a tax-deferred basis has an ability to maximize the amount of tax-deferred consideration they receive.

The consideration under the Offer was valued at C$19.75 per IPL share on June 1, 2021, based on the closing price of the BIPC Shares on that day, the last trading day prior to Brookfield Infrastructure’s announcement of its intention to revise the Offer, and assuming a mix of 74% cash consideration and 26% BIPC Share consideration due to prorating.

The Offer is open for acceptance until 5:00 p.m. (Mountain Standard Time) on Tuesday, June 22, 2021.

Offer Details

Pursuant to the Notice of Variation, Change and Extension, Brookfield Infrastructure has satisfied or waived certain conditions to the Offer, including receipt of key regulatory approvals, absence of material changes to IPL’s business, Brookfield Infrastructure owning not less than 66 2⁄3% of the IPL Shares, calculated on a fully diluted basis, after taking up IPL Shares deposited under the Offer and not withdrawn and confirmation that the IPL shareholder rights plan will not adversely affect the Offer. The Offer remains subject to the non-waivable statutory condition that more than 50% of the outstanding IPL Shares, excluding IPL Shares beneficially owned by Brookfield Infrastructure, are deposited under the Offer and not withdrawn.

Brookfield Infrastructure encourages IPL shareholders to read the full details of the Offer set forth in the original Offer to Purchase and Circular dated February 22, 2021 (the “Offer and Circular”) and the Notice of Variation, Change and Extension, which contains the full terms and conditions of the Offer and other important information as well as detailed instructions on how IPL shareholders can tender their IPL shares to the Offer.

IPL shareholders who have questions or require assistance in depositing IPL shares to the Offer, IPL shareholders should contact the Information Agent and Depositary, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (North American Toll Free Number) or 416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Copies of the Offer and Circular and the Notice of Variation, Change and Extension are available without charge on request from the Information Agent and are available at www.ipl-offer.com or on SEDAR at www.sedar.com.

Advisors

Brookfield Infrastructure has engaged BMO Capital Markets and Barclays Capital Canada Inc. to act as joint financial advisors and McCarthy Tétrault LLP to act as its legal advisor in connection with the Offer. Laurel Hill Advisory Group has also been engaged to act as Brookfield Infrastructure’s strategic communications advisor and information agent.

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– ends –

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$600 billion of assets under management. For more information, go to www.brookfield.com.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire IPL securities and to issue securities of Brookfield Infrastructure Corporation will be made solely by, and subject to the terms and conditions set out in the formal offer to purchase and bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF IPL SHARES

Brookfield Infrastructure intends to make the offer and sale of the BIPC Shares in the Offer subject to a registration statement of BIPC and BIP covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. INVESTORS AND SHAREHOLDERS OF IPL ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding BIP and BIPC or such transaction involving the issuance of the BIPC Shares and the underlying BIP limited partnership units, at the SEC’s website (www.sec.gov) under the issuer profiles for BIP and BIPC, or on request without charge from Brookfield Infrastructure, at 250 Vesey Street, 15th Floor, New York, New York, 10281-1023 or by telephone at (212) 417-7000.

BIPC is a foreign private issuer and Brookfield Infrastructure is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. BIPC prepares its financial statements in accordance with IFRS, and they may not be directly comparable to financial statements of United States companies.

Shareholders of IPL should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. IPL shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of IPL Shares are urged to consult their tax advisors.

An IPL shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Brookfield Infrastructure Corporation is incorporated in British Columbia, Canada, some or all of Brookfield Infrastructure’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and a substantial portion of Brookfield Infrastructure’s assets and of the assets of such persons are located outside the United States. IPL shareholders in the United States may not be able to sue Brookfield Infrastructure or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE BIPC SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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IPL shareholders should be aware that, during the period of the Offer, Brookfield Infrastructure or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the revised terms of the Offer; the expected mailing of the Notice of Variation, Change and Extension; Brookfield Infrastructure’s intentions with respect to its interest in IPL shares and potential interest in Pembina shares; statements regarding IPL’s transaction with Pembina; statements regarding market expectations; statements regarding trading in Pembina shares; statements regarding expectations relating to regulatory review; and statements regarding growth plans and opportunities for Brookfield Infrastructure.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The actual outcome of future events could differ from the forward-looking statements and information herein, which are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual events to differ materially from those contemplated or implied by the statements in this news release include the ability to obtain regulatory approvals (including approval of the TSX and the NYSE) and meet other closing conditions to any possible transaction, the ability to realize financial, operational and other benefits from the proposed transaction, general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in other documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Partners L.P.         5

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com

Shareholder Questions / Tendering Assistance:

Laurel Hill Advisory Group

North American Toll-Free: 1-877-452-7184 (+1-416-304-0211 outside North America)

Email: assistance@laurelhill.com

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